EXHIBIT 99.1

AUSTRALIA ACQUISITION CORP. ANNOUNCES THE SEPARATE TRADING OF
ITS ORDINARY SHARES AND WARRANTS COMMENCING DECEMBER 13, 2010.

FOR IMMEDIATE RELEASE — NEW YORK, NY, December 6, 2010 — Australia Acquisition Corp. (NASDAQ:AAC) (the “Company”) announced that Cohen & Company Capital Markets, LLC, the representative of the underwriters of its initial public offering of units, has notified the Company that it has elected not to exercise their option to purchase up to an additional 960,000 units to cover over-allotments within the 45-day period granted to them by the Company.  The Company has further announced that commencing Monday, December 13, 2010, the holders of the Company's units may elect to separately trade on the Nasdaq Capital Market the ordinary shares and warrants underlying the units. Those units not separated will continue to trade under the symbol “AACOU” and each of the ordinary shares and the warrants are expected to trade under the symbols “AAC” and “AACOW,” respectively.

A registration statement relating to the units and the underlying securities was declared effective by the Securities and Exchange Commission on November 15, 2010.  This press release shall not constitute an offer to sell nor the solicitation of an offer to buy any securities of the Company, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any state or jurisdiction.  A copy of the prospectus relating to the offering may be obtained from Cohen and Company Capital Markets, LLC, 135 East 57th Street, 21st Floor  New York, New York 10002, Telephone: 212-543-4400.

About Australia Acquisition Corp.

Australia Acquisition Corp. is a newly-formed blank check company organized for the purpose of acquiring or acquiring control of one or more as of yet unidentified operating businesses or assets through a merger, capital stock exchange, asset or stock acquisition, exchangeable share transaction or other similar business transaction.  The Company will not be limited to a particular industry or geographic region for purposes of consummating an initial business transaction, but intends to focus on operating businesses that have their primary operations located in the Commonwealth of Australia.  It currently has no operating businesses.

Information Concerning Forward-Looking Statements

This news release may include “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements, other than statements of historical facts, included in this news release that address activities, events or developments that the Company expects or anticipates will or may occur in the future are forward-looking statements. These statements are based on certain assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances. However, whether actual results and developments will conform with the Company’s expectations and predictions is subject to a number of risks and uncertainties, including, but not limited to the following: changes in general economic, market or business conditions; the opportunities (or lack thereof) that may be presented to and pursued by the Company; changes in laws or regulations; and other factors, many of which are beyond the control of the Company. Information concerning these and other factors can be found in the Company’s filings with the Securities and Exchange Commission. Consequently, all of the forward-looking statements made in this news release are qualified by these cautionary statements and there can be no assurances that the actual results or developments anticipated by the Company will be realized, or even if realized, that they will have the expected consequences to or effects on the Company, its business or operations. We have no intention, and disclaim any obligation, to update or revise any forward-looking statements, whether as a result of new information, future results or otherwise.

Company Contact:

Peter Ziegler
Chairman of the Board
Australia Acquisition Corp
+61 (3) 9012 6182